NEWS RELEASE

Brascan Power Announces US$550 Million Senior Note Issue

Gatineau, Quebec, December 16, 2005 - Brascan Power (to be renamed Brookfield Power) today announced that its wholly owned subsidiary, Brookfield Power New York Financing L.P., has issued, through a private placement in Canada and the United States, three series of senior secured notes totaling US$550 million, maturing in 12, 20 and 25 years respectively. The Notes bear a weighted average interest rate of 5.8 percent per annum.

The notes are non-recourse to Brascan Power and are secured by its New York hydroelectric generating assets. The net proceeds of the offering will be used to repay an existing US$500 million bridge loan put in place at the time these assets were acquired in September 2004, and for general corporate purposes. All series have been assigned a rating of A (low) with a Stable trend by Dominion Bond Rating Service Limited (DBRS).

Commented Harry Goldgut, Co-Chairman and CEO of Brascan Power; “We have achieved a significant milestone in the company’s history as this financing marks our largest single debt issue to date, supported by the strong attributes of our New York hydroelectric portfolio, which consists of 74 hydro plants capable of delivering up to 730 megawatts of clean, renewable power into the New York electricity market.”

The notes have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

About Brascan Power (to be renamed Brookfield Power)

Brascan Power comprises the power generating, transmission, distribution and marketing operations of Brookfield Asset Management (formerly Brascan Corporation). Brascan Power has developed and successfully operated hydroelectric power facilities, primarily in North America, for almost 100 years. Brascan Power’s portfolio includes 130 hydroelectric power generating stations located on 43 river systems, 2 co-generation facilities and transmission and distribution assets, principally in the northeast. (See www.brascanpower.com for more details). Brookfield Asset Management is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management. The company is co-listed on the New York and Toronto Stock Exchanges under BAM. (See www.brookfield.com for more details).

Brascan Power Shelley Moorhead Director, Corporate Communications & Investor Relations Tel: (819) 561-8072 Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brookfield Asset Management’s Form 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.